UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40617

Regencell Bioscience Holdings Limited

(Registrant’s Name)

9/F Chinachem Leighton Plaza

29 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Registration Statement on Form F-3 (No. 333-294722) filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 30, 2026 by Regencell Bioscience Holdings Limited (the “Company”), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Regencell Bioscience Holdings Limited Announces Registered Direct Offering of Ordinary Shares

Regencell Bioscience Holdings Limited (Nasdaq: RGC) (the “Company”), today announced that it has entered into a definitive agreement with investors for the purchase and sale of an aggregate of 985,222 of the Company’s ordinary share, par value $0.00001 per share (the “Ordinary Shares”) at a purchase price of $20.30 per Ordinary Share in a registered direct offering (the “offering”) led by a $19 million investment from a new fundamental institutional investor with further participation from Univest Securities, LLC (“Univest”). The aggregate gross proceeds of the offering to the Company are expected to be approximately $20.0 million. The transaction is expected to close on or about May 20, 2026, subject to customary closing conditions.

Univest is acting as the sole placement agent for the offering.

The offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-294722) which was filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Company on March 30, 2026 and became automatically effective upon filing on March 30, 2026. A prospectus supplement (File No. 333-294722) and accompanying prospectus describing the terms of the offering will be filed with the SEC by the Company on May 19, 2026 and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement and the accompanying prospectus may be obtained by contacting Univest at info@univest.us, or by calling +1 (212) 343-8888.

This current report on Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor will there be any sales of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
8.1	Opinion of Ogier (Cayman) LLP regarding certain Cayman Islands tax matters
10.1	Form of Securities Purchase Agreement
10.2	Form of Placement Agent Agreement
23.3	Consent of Ogier (Cayman) LLP (included in Exhibit 8.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2026

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer and
Chairman of the Board of Directors

4